SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
              SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

                       NEW YORK REGIONAL RAIL CORPORATION
                 (Name of Small Business Issuer in Its Charter)

             Delaware                                        13-3881577
  (State or Other Jurisdiction of                            (IRS Employer
  Incorporation or Organization)                           Identification No.)

                     4302 First Avenue, Brooklyn, NY, 11232
                    (Address of Principal Executive Offices)

                                 (718) 788-3690
                (Company's Telephone Number, Including Area Code)

             Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class               Name Of Each Exchange On Which
      To Be So Registered                  Each Class Is To Be Registered


               None                                 None
--------------------------------    ----------------------------------


      Securities to be registered pursuant to Section 12(g) of the Act:

                         Common stock, $0.0001 par value
                                (Title of Class)

                         -------------------------------
                                (Title of Class)

                                     TABLE OF CONTENTS

PART I

Item 1.    Description of Business
Item 2.    Management's Discussion and Analysis and Plan of Operation
Item 3.    Description of Property
Item 4.    Security Ownership of Certain Beneficial Owners and Management
Item 5.    Directors, Executive Officers, Promoters and Control Persons
Item 6.    Executive Compensation
Item 7.    Certain Relationships and Related Transactions
Item 8.    Description of Securities

PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters
Item 2.    Legal Proceedings
Item 3.    Changes in and Disagreements with Accountants
Item 4.    Recent Sales of Unregistered Securities
Item 5.    Indemnification of Directors and Officers

PART F/S

Index to Financial Statements

PART III

Index to Exhibits

SIGNATURES

                                     PART I

Item 1.     Description of Business.

      The Company was incorporated in Delaware in April 1994. Between 1994 and June 1996, the Company had been engaged in several business ventures.

      In May 1996 the Company acquired all of the issued and outstanding common stock of the New York Regional Rail Corporation ("NYRR") in consideration for the issuance of 87,000,000 shares of the Company's common stock. NYRR is a short-line railroad which transports freight via barges across the New York City Harbor. As a result of this acquisition, the Company changed its name to "New York Regional Rail Corp". NYRR owns 93% of New York Cross Harbor Railroad, Inc. ("NYCH"), the corporation which transports the rail freight, and a 95% interest in CH Proprietary, Inc. ("CHP"), a corporation which owns the equipment used by NYCH in conducting its rail freight transportation business. Unless otherwise indicated, any reference to the Company includes NYRR and any reference to NYRR includes CHP and NYCH.

In April 1999 the Company acquired a 51% interest in J.S. Transportation, Inc. ("JST"), a short haul regional trucking company. Unless otherwise indicated, any reference to the Company also includes JST.

      The Company's offices are located at 4302 First Avenue, Brooklyn, NY, 11232. The Company's telephone number is (718) 788-3690 and its facsimile number is (718) 788-4462.

Railroad Operations

      NYCH is part of the national railroad system and holds the only Surface Transportation Board certificate of convenience and necessity for the movement of rail freight by rail barge across the New York City Harbor. NYCH has approximately 13 miles of track on the New Jersey and Brooklyn waterfront and exchanges rail cars with the Canadian Pacific, Norfolk Southern and CSXT Railroads in New Jersey and with the New York and Atlantic Railroad in Brooklyn. NYCH has approximately 40 customers. CHP owns substantially all of the equipment used by NYCH in conducting its rail freight transportation business, with NYRR owning the balance.

      While at its peak, rail traffic across the New York Harbor exceeded 2,000 carloads per day, currently it is less than 20 carloads per day. Demand for direct rail service, however, is growing as a result of truck congestion on bridges, tunnels and on city streets and due to an emerging market for rail shipment of hazardous and non-hazardous wastes, and the recent access provided to three class one railroads to the New York City (NYC), Long Island (LI), Southern New England (SNE) regions. The Company believes that there is a significant opportunity to capitalize on this increasing demand by providing better service at lower costs for freight moving between New York and New Jersey.

      The New York City metropolitan region is the only major economic area in the United States that has a freight transportation system that is almost completely dependent on its highway system. In the New York City metropolitan area, 97% of freight is moved via truck verses 3% by rail. All other major metropolitan regions are roughly balanced at 60% truck verses 40% via rail.

      Rail traffic into the New York City metropolitan area is estimated to be 19,500 railcars per year, of which 3,500 are handled by the Company. Additionally, there are 10,950,000 estimated truck crossings per year (a truck crossing occurs when a truck travels over a bridge or through a tunnel). Modern "high-cube" cargo containers on trailers reach 13' 16" height, exceeding Lincoln and Holland Tunnel vertical clearances, forcing more heavy-duty truck traffic onto the George Washington and Verazanno Narrows Bridges, increasing distance, time and truck freight costs into the region. As a result of the foregoing, the Company believes that it can capture a portion of the freight presently transported by truck.

      Operating from its main base of operations at the Bush Terminal in Brooklyn, New York, NYRR receives freight for transport to New Jersey and points beyond. NYRR transports the freight via floatbarge across New York Harbor to NYRR's Greenville Yard in Jersey City, New Jersey. When the freight arrives at the Greenville Yard, it is placed on the national rail network for further transportation. For incoming freight from New Jersey and points beyond, NYRR reverses this operation and connects with the LIRR Freight Division (operated by the New York and Atlantic Railroad) on the east side of New York Harbor.

      The Company provides a fast, relatively inexpensive and dependable rail-float link across the New York City harbor by means of Company-owned floatbridges. The 2.5 mile floatbarge trip across the Harbor takes approximately 45 minutes and eliminates a 35 to 50 mile truck trip across the New York City regional bridge, highway and tunnel system. The capacity of a floatbarge is roughly one dozen rail freight cars, or the equivalent of about 30 to 40 truck loads.

      Diesel-fueled locomotives are used by NYRR to switch railcars at its Bush Terminal and Greenville facilities. NYRR uses tugboats to move floatbarges (carrying railfreight cars) between Jersey City, New Jersey and Brooklyn, New York.

      The Bush Terminal in South Brooklyn is currently operated by NYRR on a month-to month permit with New York City. Although this facility is fully operational, it currently operates at less than 10% of its total capacity. The Greenville Yard has always served as the primary rail carfloat facility in New Jersey and connects by rail to the main Conrail freight yard in Newark, New Jersey. NYRR's terminal operation at the Greenville Yard is situated on a one mile long, 14.6 acre parcel leased to NYRR until 2023.

      As of November 30, 1999 the Company was transporting approximately 200 carloads per month. The Company projects it will need to transport approximately 300 carloads per month in order to become marginally profitable. The Company believes that its revenues will increase, in part, as a result of the June 1999 acquisition of Conrail by CSX and Norfolk Southern. Conrail in the past resisted using the Company's rail system, preferring to transport freight destined for New York City/Long Island over Conrail's land based tracks. Since Conrail's operations were effectively acquired by CSX and Norfolk Southern in June 1999 Norfolk Southern has used the Company more frequently to transport freight between New Jersey and the New York/Long Island areas. The Company also believes that the demand for its services will increase as a result of truck congestion on bridges, tunnels and on city streets. There can be no assurance that the Company will be able to increase revenues to the level required to generate profits.

      The Company is of the opinion that it will be able to transport approximately 25,000 carloads per year without any additional repairs to its existing facilities.

Trucking Operations

      In  April  1999  the  Company  acquired  51% of the  common  stock of J.S.
Transportation, Inc. ("JST") in exchange for 6,000,000 shares of the Company's common stock. A total of 5,000,000 shares were issued to the shareholders of JST in return for 51% of the common stock of JST and an additional 1,000,000 shares were provided to JST to be used for the repayment of certain liabilities of JST.

      JST is a short-haul regional trucking company which hauls and disposes of garbage, rubbish, trash and other solid waste. JST has an agreement with Gloucester County Landfill Authority which allows JST to dump waste at the Gloucester County Landfill at a fixed price per ton. The agreement with the Gloucester County Landfill Authority expires on December 31, 2000, and has a one year renewal option.

      The equipment owned by JST is leased to a subcontractor which hauls and disposes of the waste for JST's customers. JST does not collect trash and solid waste from residential or commercial customers, but rather collects trash and other solid waste from transfer stations operated by trash, garbage and rubbish collection companies. The waste collected from the transfer stations is then hauled to various waste dumps and landfills. JST does not haul or dispose of hazardous, toxic, or medical waste.

      JST permits its customers which own their own trucking equipment to directly transport waste to the Gloucester County landfill. JST charges these customers an amount over and above the amount charged by the Gloucester County landfill to JST.

      As of November 30, 1999 JST's trucking equipment was transporting approximately 24,000 tons of waste per month. JST believes it can expand its business by acquiring other smaller trucking companies that are involved in the collection of waste. As of November 30, 1999, JST did not have any agreements relating to the acquisition of any trucking companies. In addition, JST has learned that the Gloucester County landfill plans to install new scales which will permit increased truck traffic through the landfill. As a result, JST believes that the amount of waste which it transports to the Gloucester County landfill will increase.

      Certain unaudited financial information concerning JST as of September 30, 1999 follows:

         Current Assets                       $266,409

         Total Assets                       $1,673,331

         Current Liabilities                  $284,884

         Total Liabilities                  $1,191,732

         Working Capital (deficit)            $(18,475)

         Stockholders' Equity                 $481,599


                                          Nine Months Ending
                                           September 30, 1999

         Revenues                            $2,913,566

         Cost of Sales                       (2,681,113)

         General and Administrative
           Expenses                             (73,308)

         Net Income                            $159,145


      During the nine months ending September 30, 1999 approximately 29% of JST's revenues were derived from collection services provided to a single customer.

Competition

      The transportation industry is highly competitive. The Company competes with, and expects to continue to compete with, numerous national, regional and local railroad and trucking companies, many of which have significantly larger operations, greater financial, marketing, human, and other resources than the Company. The Company anticipates that competition may increase in the future. There can be no assurance that the Company will successfully compete in any market in which it conducts or may conduct operations.

Regulation

      The Company is subject to regulation by the STB, the FRA, state departments of transportation and some state and local regulatory agencies. The STB is the successor to certain regulatory functions previously administered by the ICC. Established by the ICCTA in l995, the STB has jurisdiction over, among other things, service levels and compensation of carriers for use of the railcars by other carriers. It also must authorize extension or abandonment of rail lines, the acquisition of rail lines and the consolidation, merger or acquisition of control of rail common carriers. In limited circumstances, the

STB may condition such authorization upon the payment of severance benefits to affected employees. The STB may review rail carrier pricing only in response to a complaint concerning rates charged for transportation where there is an absence of effective competition. The FRA has jurisdiction over safety and railroad equipment standards and also assists in coordinating projects for railroad route simplification.

      Since l980, federal regulatory policy has emphasized the promotion of revenue adequacy (e.g., the opportunity to earn revenues sufficient to cover costs and attract capital) for the railroads and has allowed competition to determine to a great extent rail prices and route and service options. As a result of these changes in legislative policy, the railroad industry's rate structure has evolved from a system of interrelated prices that applied over different routes between the same points to a combination of market-based prices. While federal regulation of rail prices has been significantly curtailed, federal regulation of services continues to have a material effect on profitability and competitiveness in the railroad industry.

Environmental Matters

      The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations, which have become increasingly stringent, are implemented principally by the United States Environmental Protection Agency and comparable state agencies and govern the management of hazardous wastes, the discharge of pollutants into the air and into surface and underground waters, and the manufacture and disposal of certain substances. There are no material environmental claims currently pending or, to the Company's knowledge, threatened against the Company. In addition, the Company believes that its operations are in compliance in all material respects with current laws and regulations. The Company estimates that any expenses incurred in maintaining compliance with current laws and regulations will not have a material effect on the Company's earnings or capital expenditures. However, there can be no assurance that current regulatory requirements will not change, that currently unforeseen environmental incidents will not occur, that past non-compliance with environmental laws will not be discovered on the Company's properties in any of such events, the business, prospectus, financial condition and results of operations of the Company could be materially adversely effected.

Loan Agreement

      During 1999 the Company borrowed $1,424,000 from a group of private investors, including CCC Financing, Inc. ("CCC"). CCC is a private investment company and is controlled by Steven Hirsch, a beneficial owner of more than 5% of the Company's common stock. See Part I, Item 4 of this Registration Statement. The loans from the investors bear interest at the rate of 10% per annum and are convertible into shares of the Company's common stock at the lower of $0.14 per share, or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of conversion. In the event the investors convert all or a part of the amount owed by the Company into shares of the Company's common stock, the investors will be entitled to options which allow the investors to acquire one additional share of the Company's common stock for every two shares received upon conversion. The options are exercisable at a price of $0.18 per share and expire on the later of April 30, 2000 or 90 days following the date the shares issuable upon the exercise of the options have been registered for public sale with the Securities and Exchange Commission. The amounts borrowed from the investors were used to pay accrued liabilities, purchase fixed assets, and fund the Company's operations. For providing loans and financial services to the Company, CCC was given the right to designate two members to the Company's Board of Directors. At the request of CCC, Ira Levy and Ronald Kuzon were appointed directors of the Company. Employees

      As of November 30, 1999, the Company had 14 full-time employees. Contingent upon the Company obtaining sufficient capital, the Company intends to hire such number of additional employees as may be required by the level of the Company's operations.

Item 2. Management's Discussion and Analysis or Plan of Operations

Summary Financial Data:

Balance Sheet Data                                  December 31,
                                                1998           1997

   Current Assets                           $  132,938        125,776
   Total Assets                              3,117,712      3,409,698
   Current Liabilities                       4,709,164      4,614,848
   Total Liabilities                         4,949,889      4,690,643
   Working Capital (Deficit)                (4,576,226)    (4,489,072)
   Stockholders' (Deficit)                  (1,832,177)    (1,280,945)

Operating Data                                Years Ending December 31,
--------------                         ---------------------------------------
                                       1998         1997          1996
                                       ----         ----          ----

   Operating revenues              $1,178,507  $1,335,468     $1,330,990
   Operating expenses               1,002,428   1,226,524        812,793
   Administrative expenses          2,029,070   1,602,653      1,610,064
   Interest expense                   589,880     357,274        103,096
   Loss on disposition of equipment   110,000     167,095             --
   Write-off of investment                 --          --        750,000
                            ----------------------------------------------
      Net Loss                    $(2,552,871)$(2,018,078)   $(1,944,963)
                                  ========================   ============

Results of Operations

      The Company has incurred substantial losses since it was formed. From the date of its formation through December 31, 1998, the Company incurred net losses of approximately $(8,115,000). During the year ended December 31, 1998 the Company had a loss of $(2,552,871). The Company expects to continue to incur losses until such time, if ever, it earns net income.

      Prior to 1976, the New York City region benefited from significant rail freight competition. A considerable amount of rail freight entered the New York City region via NYCH, now a subsidiary of the Company NYCH was handling close to 1,000 cars daily prior to 1976.

      In 1976, Conrail was formed. Rail freight operations in the New York metro area became dependent on Conrail, which served as the area's exclusive rail link to the balance of the national rail network. Conrail was in a position to control the movement and pricing of rail freight in and around the New York greater metropolitan area.

      In 1976, Conrail elected to focus on rail delivery west of the Hudson River by developing "reload centers" in northern New Jersey for reloading goods from railcars onto trucks for delivery to destinations in NYC/LI. The NYC/LI shipper, therefore, had the added burden of drayage (or highway transportation).

      Conrail had a secondary policy of routing a significant portion of railcars destined for LI/NYC/SNE and originating from southern and western regions of the U.S. to Oak Island, NJ, then north to the Selkirk, NY bridge and down the east side of the Hudson to the Oak Point Yard. This added one way 288 miles and 1-4 days to the trip rather than the three-mile trip to the Company's Greenville, NJ Yard and then a forty-five minute trip across New York Harbor. This policy discouraged many customers from using rail altogether.

      Conrail's policies led to a decline in NYCH's rail traffic, and resulted in financial problems for the Company.


      In January 1995 the Company's docking facility in Greenville, New Jersey required repairs resulting in the inability of the Company to move freight for a 14 week period. As a result of the failure of the docking facility, rail traffic, which would otherwise have been carried by the Company, was rerouted along track north of New York City. Much of the rail traffic which was rerouted did not return to the Company following the repair of the docking facility, resulting in a decline in the Company's revenues during 1995 and thereafter. In order to become profitable, the Company will, among other things, need to increase the amount of freight it transports across the New York City Harbor.

      In 1997, Norfolk Southern and CSX announced their joint acquisition of Conrail. This acquisition was approved by the Surface Transportation Board and the operational control of Conrail's assets was transferred on June 1, 1999.

      Operating revenues increased slightly in 1997 due to increased bridge traffic and the development of two waste transportation contracts. During 1998 operating revenues decreased by almost 12% from the prior year. Although the Company experienced an increase in bridge traffic, this was offset by the loss of the two waste contracts obtained in 1997.

      During 1997 operating expenses were 92% of operating revenues. Operating expenses as a percent of operating revenues decreased to 85% during 1998. This reduction was the direct result of management developing and implementing a logistical control system which allowed for a more efficient traffic flow. These efficiencies along with a more favorable marine towing subcontractor accounted for the reduction in the overall operating expenses.

      Interest expenses increased in 1997 and 1998 as the result of the Company participating in various types of convertible debt financing with several private institutions and individuals .

      The loss on disposition of equipment represents the confiscation of one tugboat and the abandonment of another. In addition, the Company retired a locomotive and used its parts to service the Company's other locomotives.

      In July 1995, the Company acquired the outstanding capital stock of Electronic Display Technologies, Inc. ("EDT"), a company involved in the development of technology for electronic signage, in consideration for the issuance of 765,000 shares of Common Stock. In July 1996, the Company sold EDT to two former officers and directors of the Company in exchange for shares of the preferred stock of EDT. The Company is of the opinion that EDT's preferred stock is without any value and in 1996 the Company's investment in EDT ($750,000) was written off.

      During the three year period ending December 31, 1998 the Company recorded significant expenses as the result of the issuance of common stock at below market prices or as the result of the issuance of options and warrants with exercise prices below market prices. These charges did not require the use of cash and were offset by corresponding credits to stockholders' equity. The amounts expensed by the Company as a result of the foregoing were:`

                              1996:    $904,331
                              1997:    $685,581
                              1998:    $967,361

      As of November 30, 1999 the Company was transporting approximately 200 carloads per month. The Company projects that it will need to transport approximately 300 carloads per month in order to become marginally profitable.

Liquidity and Capital Resources

      In April 1999 the Company acquired a 51% in JST. JST has been, and is expected to remain, profitable. However, the Company's 51% interest in the net income of JST has not been enough to offset the losses sustained by the Company's railroad operations.

      Although during fiscal 2000 the Company expects that its operations will begin to generate net income, the Company nevertheless anticipates that it will suffer losses of approximately $200,000 until the Company becomes profitable.

      As of June 30, 1999 the Company had the following liabilities:

      Accounts and accrued expenses                       $1,551,340
      Notes payable and current maturities of
          long-term debt                                   2,569,065
      Accrued real estate taxes                              870,173
      Payroll and payroll taxes payable                      602,235
                                                          ----------
                                                          $5,592,813

      Accounts payable and accrued liabilities include $345,000 owed to a customer for advances and tugboat charges, and $360,000 owed to a financing company. The Company believes the amount owed to the customer can be satisfied through the issuance of not more than 700,000 shares of the Company's common stock. In addition, the Company is of the opinion that the amount owed to the financing company can be settled through the issuance of shares of the Company's common stock and future financing arrangements.

      The notes payable are more fully described in Note C to the table shown in
Part II, Item 1 of this Registration Statement. The Company is of the opinion that all or substantially all of these notes will be converted into shares of the Company's commons tock.

      Based upon discussions the Company has had with local taxing authorities, the Company believes that its liability for real estate taxes can be settled for approximately $150,000.00.

      Based upon the foregoing, the Company's anticipated capital needs during the year ending December 31, 2000 are:

      Operating Losses                              $200,000

      Payment of trade payables and accrued
           liabilities                              $300,000

      Repairs to Bush and Greenville terminals      $200,000

      Repairs to locomotives and car floats         $150,000

      Payroll taxes, real estate taxes, and
           related interest and penalties           $750,000

      The Company does not have any available credit, bank financing or other external sources of liquidity. Due to historical operating losses, the Company's operations have not been a source of liquidity. During the year ended December 31, 1998 the Company's operations used approximately $1,070,000 of cash. In order to fund its operating losses, the Company sold shares of its common stock and convertible notes in private offerings.

      Until such time as the Company becomes profitable, the Company's continued operations will depend upon the availability of additional funding. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. There can be no assurance that the Company will be able to obtain additional funding, if needed, or, if available, on terms satisfactory to the Company. There can be no assurance that the Company will be able to generate sufficient revenues and become profitable.

Year 2000 Issue

      The "Year 2000" issue affects the Company's installed computer systems, software applications and other business systems that have time-sensitive programs that may not properly reflect or recognize the Year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as the Year 2000. This error could result in miscalculations or system failures. The Company does not believe that the Year 2000 issue will materially affect the Company's computer systems, software or other business systems. The Company has conducted a review to identify areas that could be affected and has developed an implementation plan to ensure compliance. The Company believes that with modifications to existing software the issue will not pose significant operational concerns nor have a material impact on financial position or results of operations. The costs of modifications is not expected to be material and will be expensed as incurred. However, failures of computer systems maintained by third parties could have a material impact on the Company's ability to conduct business. The Company has requested that connecting rail carriers and certain support providers confirm that they will be Year 2000 compliant.

Item 3.Description of Property.

      See Item 1 of this registration statement for information concerning the property owned by the Company. See Note G to the Company's financial statements for information concerning the terms of the leases pertaining to property leased to the Company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

      The following table identifies as of November 30, 1999 the ownership of Common Stock by (i) each person or entity known by the Company to be the beneficial owner of more than five percent of the Company's common stock, (ii) each director and executive director of the Company and (iii) all the directors and executive officers of the Company as a group.
Unless otherwise indicated, all shares are owned of record.

      The first table shows the shares owned by the foregoing persons without giving effect to the exercise of option or warrants or the conversion of notes and other securities (collectively referred to as the "derivative securities") of the Company. The second table shows the shares which would be owned by the foregoing persons assuming the issuance of shares of the Company's common stock upon the exercise or conversion of all derivative securities.

Share Ownership Assuming No Exercise or Conversion of Derivative Securities

                                Shares of
Name                          Common Stock            Percent of Class (1)

W. Robert Bentley                    --                       --


Ira A. Levy                          --                       --


Darryl Caplan                   983,425                        *


Irene Bodkin                    225,986                        *


Donald P. Boehm                 475,986                        *


Ronald Kuzon                         --


Sabato Catucci                       --

Robert R. Crawford           11,319,279                     7.3%


Arline C. Crawford            6,227,582                       4%


R. Bruce Crawford            10,400,689                     6.7%


Estate of A. S. Daniels (1)   4,704,944                       3%


Citrus Springs Trust (1)     31,199,786                    20.1%


All Officers and Directors
  as a Group (7 persons)      1,685,397                     1.1%


Share Ownership Assuming Exercise or Conversion of all Derivative Securities

                                  Shares of
Name                          Common Stock            Percent of Class (1)

W. Robert Bentley                    --                       --


Ira A. Levy                          --                       --


Darryl Caplan                 1,981,256 (2)                    *


Irene Bodkin                    225,986                        *


Donald P. Boehm                 475,986                        *


Ronald Kuzon                         --                       --

Sabato Catucci                       --                       --


Robert R. Crawford           11,890,101                     5.4%


Arline C. Crawford            9,903,376                     4.5%


R. Bruce Crawford            10,400,689                     4.8%


Estate of A. S. Daniels (1)   4,704,944                     2.1%


Citrus Springs Trust (1)     31,651,270                    14.5%


John Marsala                 15,041,864                     6.9%


Steven Hirsch                13,451,220 (3)                 6.2%


All Officers and Directors
  as a Group (7 persons)      2,683,228                     1.2%

 (*) Less than 1%

(1) Arline C. Crawford is the personal representative of the estate of A.S. Daniels and the trustee of the Citrus Springs Trust.
(2) Includes options held by Mr. Caplan's law firm.
(3) Includes shares of common stock issuable upon the conversion of derivative securities held by CCC Financial, Inc. and the Hi-Tel Group, Inc., corporations controlled by Mr.
     Hirsch.

Item 5.  Directors and Executive Officers

      Set forth below is certain  information  concerning  the management of the
Company:

      Name                Age       Position

      W. Robert Bentley   56       President and a Director
      Ira A. Levy         39       Vice President of Finance,  Chief Financial
                                      Officer and a Director
      Darryl Caplan       38       Vice President of Corporate Affairs and
                                      a Director
      Irene Bodkin        50       Director
      Donald Boehm        74       Director
      Ronald Kuzon        54       Director
      Sabato Catucci      61       Director

     W. Robert Bentley has been the President of the Company since January 1999 and a Director of the Company since March 1998. Mr. Bentley has also been the President of NYCH since January 1998. From 1983 until joining the Company, Mr. Bentley had served as President of the Massachusetts Central Railroad (MassCentral). Mr. Bentley graduated from the University of Connecticut with a B.S. in Mechanical Engineering

      Ira Levy has been an officer and a director of the Company since May 1999. Prior to joining the Company, Mr. Levy was a partner at Goldenberg Rosenthal, where he was employed for 15 years. Prior to his tenure at Goldenberg Rosenthal, he was a senior auditor at Arthur Anderson & Co.

     Darryl Caplan has been an officer and director of the Company since August 1999. Mr. Caplan has been an attorney in private practice since 1986. Mr. Caplan is a graduate of Rutgers University and a member of the New Jersey Bar.

          Irene Bodkin has been a director of the Company since June l996. Ms. Bodkin has been an advisor to NYRR since February 1994 and a director of NYRR since October 1995. Since 1990, Ms. Bodkin has been an accountant in private practice.

      Donald P. Boehm has been a director of the Company since March 1998. Since 1970, Mr. Boehm has been the Chief Executive Officer of Connelly Industries, Inc., an investment banker in the fields of marine technology, petrochemical technology and real estate agricultural development. Prior to 1970, Mr. Boehm was President of marine shipyard corporations building marine vessels for the U.S. Navy and various private parties.

     Ronald Kuzon has been a director of the Company since June 1999. Mr. Kuzon is a successful entrepreneur and he has an extensive background in business negotiations. He is a graduate of Boston College Law School and is a member of the Massachusetts Bar.

          Sabato Catucci has been a director of the Company since July 1999. Mr. Catucci is the founder and CEO of American Warehousing and American Stevedoring. He also owns a number of other businesses. Mr. Catucci is one of the persons responsible for establishing the New York Task Force on Port, Rail and Industrial Development. He sits on the Advisory Committee of the New York City Economic Development Corporations Cross Harbor Major Investment Study (MIS).

      Ira Levy and Ronald Kuzon were appointed directors at the request of CCC Financial, Inc. See Part I, Item 1 of this Registration Statement for information concerning the loan agreement between the Company and CCC Financial, Inc. Item 6. Executive Compensation.

      The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal years indicated.

                                         Other Annual     Restricted   Options
    Name and       Fiscal Salary  Bonus  Compensation   Stock Awards   Granted
Principal Position  Year   (1)     (2)       (3)            (4)          (5)

Robert Crawford,    1998      --    --         --            --         --
President and Chief 1997 $45,000    --         --            --         --
Executive Officer   1996      --    --         --       $42,500         --
Prior to December   1998

W. Robert Bentley,  1998 $75,000    --      8,400            --         --
President since
January 1999,
President of NYCH
since January 1998

(1)The dollar value of base salary (cash and non-cash) received. Amounts include the compensation paid by the Company's subsidiaries.
(2) The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represents housing and automobile allowances.
(4) Amounts reflect the value of the shares of the Company's common stock issued as compensation for services. In August 1996, the Company issued 1,000,000 shares of common stock to Robert Crawford, then the Company's President and Treasurer, in consideration for services rendered. The shares were valued at $42,500 at the time of issuance.

      The table below shows the number of shares of the Company's Common Stock owned by the officers listed above, and the value of such shares as of December 31, 1998.

              Name                  Shares               Value

      Robert Crawford            15,709,279            $2,827,670
      W. Robert Bentley                  --                   --

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the fiscal years shown in the table. In 1999 Mr. Crawford and Mr. Bentley were both granted options to purchase 500,000 shares of the Company's common stock. See "Options Granted" below.

      The following shows the amount which the Company expects to pay to its executive officers during the year to December 31, 1999, and the time which the Company's executive officers plan to devote to the Company's business.

                                 Proposed          Time to be Devoted
        Name                  Compensation      To Company's Business

W. Robert Bentley               $75,000                   100%
Ira Levy                        $37,500                    50%
Darryl Caplan                     (1)                      (1)

(1) The Company does not expect to compensate Mr. Caplan for acting as an officer and director of the Company. However, Mr. Caplan's law firm provides legal services to the Company. See Part I, Item 7 of this Registration Statement for information concerning the compensation paid to Mr. Caplan's law firm.

      The Company's Board of Directors may increase the compensation paid to the
Company's   officers   depending  upon  the  results  of  the  Company's  future
operations.

Change in Management

      As of January 1, 1998 Robert Crawford was the Company's President, Treasurer and a director. In November 1998 Mr. Crawford resigned as the Company's President. Following Mr. Crawford's resignation, W. Robert Bentley was appointed the Company's President. During 1998 Arline Crawford, the wife of Robert Crawford, was the Company's Vice President of Operations, Secretary and a director. Ms. Crawford resigned as an officer and director in July 1999. During 1998 Bruce Crawford, the son of Robert and Arline Crawford, was the Company's Assistant Secretary, Assistant Treasurer and a director. In July 1999 Bruce Crawford resigned as a director. During 1999 Ira Levy, Darryl Caplan, Ronald Kuzon and Sabato Catucci became officers and/or directors of the Company. See
Item 5 of this registration statement for information concerning the Company's new officers and directors.

Employment Contracts

      W. Robert Bentley has an employment contract with the Company whereby Mr. Bentley is employed as the President of the Company's subsidiary, New York Cross Harbor Railroad ("NYCH"), until January 5, 1998 at an annual salary of $75,000 per year. The employment agreement also provides that Mr. Bentley will be provided with family health insurance, a company vehicle, four weeks of paid vacation per year, and 1,000,000 shares of the Company's common stock. As of December 31, 1998 the 1,000,000 shares of the Company's common stock have not been issued to Mr. Bentley. During 1998 Mr. Bentley also received a housing allowance of $8,400 which is payable annually at the discretion of the Company. With the exception of the Company's employment agreement with Mr. Bentley, the Company does not have employment agreements with any of its executive officers.

Options Granted

      The following tables set forth information concerning the options granted, during the fiscal year ended December 31, 1998 and the ten months ending November 30, 1999, to the persons who served as the Company's executive officers and directors during these periods, and the value as of November 30, 1999 of all unexercised options (regardless of when granted) held by these persons. The options listed below were not granted pursuant to the Company's incentive or non-qualified stock option plans. The options in the table exclude shares issuable upon conversion of notes and exercise of warrants held by the persons named in the table. See Part II, Item 1 of this Registration Statement.

                                           % of Total
                                        Options  Granted to Exercise
                  Date of      Options     Employees in    Price Per  Expiration
Name               Grant     Granted (#)   Fiscal Year       Share       Date

W. Robert Bentley  1/01/99    500,000          25%          $0.12     1/2001
Darryl Caplan (2)  9/28/99    500,000          25%          $0.40     9/2000
Robert Crawford    1/01/99    500,000          25%          $0.12     1/2001
Arline Crawford    1/01/99    500,000          25%          $0.12     1/2001

      Options were issued to Mr. Caplan's law firm for past and future legal services. The exercise price for the options is $0.40 per share or 90% of the average closing price of the Company's common stock for the ten trading days preceding the date of exercise.

Option Exercises and Option Values

                                                Number of Securities
                                              Underlying Unexercised      Value of Unexercised
                                                In-the-Money Options       In-the-Money Options
                     Shares                      at November 30, 1999      at November 30, 1999
                  Acquired on      Value              Exercisable/             Exercisable/
Name              Exercise (1)   Realized (2)      Unexercisable (3)         Unexercisable (4)
---------         ------------   -----------      ------------------        --------------------
W. Robert Bentley       --            --             500,000/--               $190,000/--
Darryl Caplan      300,000       $27,000             200,000/--               $ 20,000/--
Robert Crawford         --            --             500,000/--               $190,000/--
Arline Crawford         --            --             500,000/--               $190,000/--


(1) The number of shares of common stock received upon exercise of options during the fiscal year ended December 31, 1998 and the ten months ending November 30, 1999. Excludes shares issuable upon conversion of notes and exercise of warrants held by the persons named in the table. See Part II,
     Item 1 of this Registration Statement.
(2) With respect to options exercised during the Company's fiscal year December 31, 1998 and the ten months ending November 30, 1999 the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.
(3) The total number of unexercised options held as of November 30, 1999, separated between those options that were exercisable and those options that were not exercisable.

(4) For all unexercised options held as of November 30, 1999, the excess of the market value of the stock underlying those options (as of November 30, 1999) and the exercise price of the option.

Long Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      Except as provided in the Company's employment agreements with its executive officers, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

      Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

      Except as disclosed elsewhere in this report no director of the Company received any form of compensation from the Company during the year ended December 31, 1998.

Stock Option and Bonus Plans.

      The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of these Plans follows. In some cases these Plans are collectively referred to as the "Plans".

Incentive Stock Option Plan.

      The Incentive Stock Option Plan collectively authorize the issuance of up to 2,000,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plan. Only Company employees may be granted options pursuant to the Incentive Stock Option Plan.

      To be classified as incentive stock options under the Internal Revenue Code, options granted pursuant to the Plans must be exercised prior to the following dates:

      (a) The expiration of three months after the date on which an option holder's employment by the Company is terminated (except if such termination is due to death or permanent and total disability);

      (b) The expiration of 12 months after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's permanent and total disability;

      (c) In the event of an option holder's death while in the employ of the Company, his executors or administrators may exercise, within three months following the date of his death, the option as to any of the shares not previously exercised;

      The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

      Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant. Any other option granted pursuant to the Plan may not be exercisable by its terms after ten years from the date of grant.

      The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning more than 10% of the Company's outstanding shares).

Non-Qualified Stock Option Plan.

      The Non-Qualified Stock Option Plan authorizes the issuance of up to 2,000,000 shares of the Company's Common Stock to persons that exercise options granted pursuant to the Plans. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plans, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

Stock Bonus Plan.

      Up to  1,000,000  shares of Common  Stock may be  granted  under the Stock
Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares, provided however that bona fide services must be rendered by consultants or advisors and such services must not be in
connection   with  the  offer  or  sale  of  securities  in  a   capital-raising
transaction.

Other Information Regarding the Plans.

      The Plans are administered by the Company's Compensation Committee ("the Committee"), each member of which is a director of the Company. The members of the Committee were selected by the Company's Board of Directors and serve for a one-year tenure and until their successors are elected. A member of the Committee may be removed at any time by action of the Board of Directors. Any vacancies which may occur on the Committee will be filled by the Board of

Directors. The Committee is vested with the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Committee is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

      In the discretion of the Committee, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Committee may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Committee administering the Plan at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. At the discretion of the Committee payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Committee.

      Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Committee when the shares were issued.

      The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner they deem appropriate, provided that such amendment, termination or suspension will not adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

Summary.

      The following sets forth certain information, as of November 30, 1999, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.


                                  Total         Shares
                                 Shares      Reserved for      Shares        Remaining
                                Reserved     Outstanding      Issued as    Options/Shares
Name of Plan                  Under Plans      Options       Stock Bonus     Under Plans
------------                  -----------   -------------     -----------   -------------

Incentive Stock Option Plan   2,000,000         --               N/A           2,000,000
Non-Qualified Stock Option    2,000,000         --               N/A           2,000,000
    Plan
Stock Bonus Plan              1,000,000        N/A                --           1,000,000



Item 7.Transactions with Affiliates and Certain Beneficial Owners

      In April 1999 the Company acquired a 51% interest in J.S. Transportation, Inc. ("JST"), a short haul regional trucking company. Unless otherwise indicated, any reference to the Company also includes JST. JST was formed in November 1999 by Todd Sage, the present general manager of JST, Darryl Caplan (who became an officer and director of the Company in August 1999) and by John Marsala and Steven Hirsch, two of the Company's shareholders. See Item 1 of this registration statement for additional information concerning JST. The following table sets forth certain additional information concerning the acquisition of JST.

                                       Cost of
                     Shares of       JST Shares
                    Company's        exchanged     Remaining
                  common stock     for Shares of   percentage
                    received for      Company's    interest       Position
Name               shares of JST    common stock    in JST        with JST

Todd Sage          1,500,000          $180,000       14.7%     General Manager
Darryl Caplan        983,425          $115,000        9.6%         None
John Marsala       1,777,371          $207,843       17.4%         None
Steven Hirsch        739,204         $  86,441         (1)         None

(1) Subsequent to the Company's acquisition of JST, Steven Hirsch sold his remaining interest in JST to an unrelated third party.

      Darryl Caplan's law firm receives a monthly retainer of $2,500 from the Company for general legal services. Fees for legal services in excess of $2,500 per month are billed to the Company at rates ranging between $150 and $220 per hour. In addition to the foregoing, in August 1999 Mr. Caplan's law firm received options in consideration for past and future legal services which allow for the purchase of 500,000 shares of the Company's common stock at a price of $0.40 per share. In November 1999 options for the purchase of 300,000 shares were exercised.

      See Part I, Item 6 of this report for information concerning options granted to Mr. Caplan's law firm and to the Company's former and present officers and directors.

      As explained more fully in Part II, Item 1 of this registration statement the Company has sold convertible promissory notes to a number of persons. The notes are convertible into shares of the Company's common stock a varying rates. In connection with the sale of these notes the Company issued warrants to the note holders which allow the note holders to acquire additional shares of the Company's common stock. The following table shows (i) the amount of convertible notes held by former and present officers and directors of the Company and by those shareholders who are the beneficial owners of more than 5% of the Company's common stock and (ii) the number of shares issued or issuable upon the conversion of the notes and/or the exercise of warrants held by such persons.

                             Shares of Common                       Shares of
                              Stock Issuable                      Common Stock
                              upon Conversion                      Issued upon
                              of Notes and/or                    Conversion of
                Convertible      Exercise       Amount of        Notes and/or
                 Notes Held    of Warrants  Notes Converted Exercise of Warrants
                -----------    -----------   --------------   -----------------
Name                 (1)            (2)              (3)               (4)

Ronald Kuzon            --            --             (5)           28,125
Robert Crawford  $  45,666       570,794             --                --
Arline Crawford   $229,550     3,675,794             --                --
John Marsala      $495,120    13,264,493      $  99,346         1,203,590
Steven Hirsch     $526,282    10,912,016       $448,565         5,348,752

(1) Represents principal amount of notes held by person in table which were outstanding as of November 30, 1999. Amount includes accrued interest through November 30, 1999.
(2) The notes are generally convertible at the lower of a fixed price or as a percentage discount to the market price of the Company's common stock prior to conversion. For purposes of computing the shares issuable upon conversion, the fixed conversion price was the lower of the two prices and was used for purposes of the computation.
(3) Represents amount of principal and interest converted by person named in table prior to November 30, 1999.
(4) Represents shares of common stock issued as of November 30, 1999 to person named in table upon conversion of note and/or exercise of warrant.
(5)  In 1998 notes and accrued interest of $23,069 were repaid to Mr. Kuzon.

      Robert Crawford and Arline Crawford are former officers and directors of the Company. John Marsala and Steven Hirsch are the beneficial owners of more than 5% of the Company's common stock.

      In the case of Steven Hirsch, includes notes held by CCC Financial, Inc. and the HiTel Group, Inc., corporations controlled by Mr. Hirsch.

Item 8.  Description of Securities

Common Stock

      The Company is authorized to issue 200,000,000 shares of Common Stock (the "Common Stock"). As of November 30, 1999 the Company had 155,214,679 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed and the holders of a majority of the outstanding Common Stock can elect all directors.

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid in the foreseeable future.

      Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

      In November 1996, the Board of Directors established the Company's Series A Preferred Stock and authorized the issuance of up to 1,000 shares of Series A Preferred Stock as part of this series. Each share of Series A Preferred Stock was entitled to an annual dividend of $1.50 per share when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Each Series A Preferred Share was convertible into 2,785 shares of Common Stock. Subsequent to the establishment of the Series A Preferred Stock, the Company sold 1,000 shares of its Series A Preferred Stock to an unrelated third party for $25,000. As of November 30, 1999 all shares of the Series A Preferred Stock had been converted into 2,785,000 shares of Common Stock.

      In February 1997, the Board of Directors established the Company's Series B Preferred Stock and authorized the issuance of up to 5,250 shares of Series B Preferred Stock as part of this series. Each share of Series B Preferred Stock is entitled to an annual dividend of $9.00 per share when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends not declared by the Board of Directors cumulate. Upon any liquidation or dissolution of the Company, each outstanding share of Series B Preferred Stock is entitled to distribution of $100 per share (plus any unpaid dividends) prior to any distribution to the holders of the Common Stock. The Series B Preferred shares do not have any voting rights. Each share of the Series B Preferred Stock is convertible into 1,100 shares of the Common Stock. As of November 30, 1999, 12,680 shares of the Series B Preferred Stock had not been converted into shares of Common Stock.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

      As of November 30, 1999, there were approximately 10,000 beneficial owners of the Company's Common Stock. Set forth below are the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

            Quarter Ending                High                Low

            March 30, 1997                $0.19              $0.31
            June 30, 1997                  0.26               0.13
            September 30, 1997             0.19               0.09
            December 31, 1997              0.14               0.06

            Quarter Ending                High                Low

            March 30, 1998                $0.23              $0.06
            June 30, 1998                  0.45               0.17
            September 30, 1998             0.25               0.16
            December 31, 1998              0.22               0.11

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends on it's common stock and the Company does not have any current plans to pay any common stock dividends.

      The provisions in the Company's Certificate of Incorporation relating to the Company's Preferred Stock would allow the Company's directors to issue Preferred Stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's common stock. The issuance of Preferred Stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

      As of November 30, 1999, the Company had 155,214,679 shares of common stock issued and outstanding. The following table lists additional shares of the Company's common stock be issued as the result of the exercise of outstanding options, warrants or the conversion of other securities issued by the Company.

                                             Number of Shares    Note Reference

Shares outstanding as of November 30,199 (1)    155,214,679

Shares issuable to officer and director           1,000,000             A

Shares issuable to former officer and director   13,750,000             B

Shares issuable upon conversion of notes
and exercise of warrants sold in private
offerings.                                       44,259,053             C

Shares issuable upon exercise of options
granted to current and former officers and
employees                                         1,700,000             D

Shares issuable upon the exercise of options
granted to financial consultant                   1,900,000             E

Shares issuable upon exercise of
options held by other third parties                 500,000             F

Shares issuable upon conversion of Series B
Preferred Stock.                                    249,055             G

A. W. Robert Bentley has an employment contract with the Company whereby Mr. Bentley is employed as the President of the Company's subsidiary, New York Cross Harbor Railroad, until January 5, 1998 at an annual salary of $75,000 per year. The employment agreement provides in part that Mr. Bentley will receive 1,000,000 shares of the Company's common stock. As of December 31, 1998 the 1,000,000 shares of the Company's common stock have not been issued to Mr. Bentley.

B. In September 1998 the Company needed to issue shares of its common stock in order to obtain capital and to allow for the conversion of certain convertible notes (See Note C below). However, in September 1998 the Company's authorized capitalization was 150,000,000 shares of common stock and the Company had 148,970,062 shares of common stock which were outstanding. To permit the issuance of additional shares of common stock, Robert Crawford, who was then the

Company's President and a Director, surrendered 10,000,000 shares of common stock which he owned for cancellation. In return for the surrender of these shares the Company in December 1998 issued 12,500 Series B Preferred shares to Mr. Crawford. The Series B Preferred Shares are, at the option of Mr. Crawford, convertible into 13,750,000 shares of the Company's common stock.

C. As of November 30, 1999 the Company owed approximately $2,630,000 to holders of convertible notes previously issued by the Company. The notes bear interest at a of 10% per annum and are presently due and payable. The notes are convertible into 24,420,000 shares of the Company's common stock at conversion prices ranging between $0.075 and $0.55 per share. In connection with the sale of certain of these notes, the Company issued options which allow the holders of the notes to acquire up to 19,838,000 additional shares of the Company's common stock upon the conversion of the notes. The options are exercisable at prices ranging between $0.12 and $0.75 and expire at various dates between December 1999 and September 2000.

D. Options are held by present and former officers and directors of the Company. The options may be exercised at prices ranging between $0.12 and $0.40 per share and expire at various dates between September 2000 and January 2001. All options are currently exercisable. Includes options held by Darryl Caplan's law firm. See Part I, Item 6 of this report for further information concerning these options.

E. Options are held by consultants. Options for the purchase of 500,000 shares are presently exercisable. Options for the purchase of the remaining 1,400,000 shares may only be exercised in the event the consultants are successful in obtaining certain agreements from connecting railroads, the City of New York and other third parties which agreements would increase rail traffic and otherwise benefit the Company's railroad operations. The options are exercisable at a price of $0.40 per share and expire on August 14, 2001.

F. Options are held by a public relations consultant. Options for the purchase of 250,000 shares are exercisable at a price of $0.68 per share. Options for the purchase of 250,000 shares are exercisable at a price of $0.85 per share. The options expire on February 28, 2000.

G. In July 1997 the Company sold 4,846 shares of its Series B Preferred Stock to certain private investors for $484,600. The Series B Preferred Shares are convertible into shares of the Company's common stock. As of November 30, 1999, 180 of the Series B preferred shares sold in 1997 remained outstanding and were convertible into 249,055 shares of the Company's common stock. See Note B above for information concerning Series B preferred shares held by a former officer and director.

      The Company's authorized capitalization is 200,000,000 shares of common stock. The Company plans to increase its authorized capital so as allow for the issuance of the additional shares of common stock described above.

Item 2.  Legal Proceedings.

The City of New York has brought suit against the Company, its operating subsidiary and the former President and Chairman in U.S. District Court, Southern District of New York for the purpose of recovering the cost of removal and cleanup of certain hazardous substances and petroleum. The suit alleges that certain parties were instructed by the Company to dispose of said substances in an illegal manner. The plaintiff is seeking recovery of approximately $600,000 which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs and the cost of this litigation. The Company intends to vigorously defend this action. The lawsuit is presently in the early stages of discovery; accordingly the ultimate resolution of this matter is not ascertainable at this time. No provision has been made in the financial statements related to this matter.

      The Company was named in a lawsuit by its former factoring agent for approximately $350,000. The balance resulted from a dispute involving a factoring agreement which the Company entered into in December 1995. The arrearage represents a combination of uncollected accounts receivable, factoring fees and fees charged due to the Company's inability to meet certain predetermined minimum factoring levels. In March 1999, the case was dismissed in New Jersey. The plaintiff has the right to file the action as an arbitration case in New York. As of the report date, the plaintiff has not filed an arbitration case. Currently, the Company is negotiating a settlement with the plaintiff and believes a settlement will be reached. The Company has reflected the plaintiffs liability as a current liability in the Company's financial statements.

      The Company has been named in a suit involving a former employee. The suit claims the Company failed to make certain payments for services rendered and reimbursement for certain funds advanced. These alleged services and advances were performed prior to the reverse merger. The plaintiff is seeking recovery of approximately $250,000. The Company has recognized a liability of approximately $53,000 . The Company believes this claim is without merit and intends to vigorously defend it. The ultimate resolution of this matter is not ascertainable at this time. No additional provision has been made in the financial statements related to this matter.

      In June 1997, the Company filed suit in federal court against Conrail for $901 million dollars. The suit involves the Company's claim that Conrail was in violation of federal antitrust laws. Specific allegations are that Conrail adopted policies and procedures which were designed to restrain trade and undermine interstate commerce. The suit further alleges that Conrail established a systematic policy of "predatory and preferential rates for shippers to move freight on Conrail through Albany thereby re-routing rail traffic away from the Company." The Company is currently in preliminary settlement negotiations with Conrail.

      In addition, to the foregoing, the Company is party to routine claims and suits brought against it in the ordinary course of business. In the opinion of management, the outcome of such claims is not expected to have a material adverse effect on the Company's business, financial condition, or results of operations.

Item 3.  Changes in and Disagreements with Accountants.

      Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

     A. Between April 1996 and January 1999 the Company issued 30,780,209 shares of its common stock, having a value of $1,765,727, for cash, in payment of debt and for services rendered.

     B. In November 1996 the Company sold 1,000 shares of its Series A Preferred Stock to one person for $25,000.

     C. In March 1997 the Company issued 2,985,000 shares of its common stock to four persons in payment of liabilities owed by the Company to such persons and for services rendered.

     D. In May 1997 the Series A Preferred shares referred to in Note B were converted into 2,785,000 shares of the Company's common stock.

     E. Between May 1997 and November 1999 the Company sold $3,495,000 of convertible promissory notes, as well as warrants for the purchase of up to 20,335,000 shares of the Company's common stock, to 36 persons.

     F. In July 1997 the Company sold 4,846 shares of its Series B Preferred Stock to two persons for $484,600 in cash.

     G. Between July and December 1997 the Company issued 11,666,667 shares of its common stock to 18 persons in exchange for shares in New York Cross Harbor Railroad, Inc. ("NYCH") and CH Partners, Inc. ("CHP"). As described in Item 1 of this registration statement, NYCH and CHP are subsidiaries of the Company.

     H. Between September and December 1997 4,666 Series B Preferred Shares were converted into 5,132,300 shares of the Company's common stock.

     I. In December 1997 the Company issued 400,000 shares of its common stock to one person for services rendered.

     J. In August 1998 the Company issued 66,666 shares of its common stock to one person as a result of the exercise of an option previously granted by the Company.

     K. In October 1998 the Company issued 388,888 shares of its common stock to one person as a result of the exercise of an option previously granted by the Company.

     L. In December 1998 the Company issued 12,500 shares of its Series B Preferred stock to a person, who was then the Company's president, in return for 10,000,000 shares of the Company's common stock. The 10,000,000 shares of common stock were then cancelled by the Company and returned to the status of authorized by unissued shares.

     M. In April 1999 the Company acquired 51% of the common stock of J.S. Transportation, Inc. ("JST") in exchange for 6,000,000 shares of the Company's common stock. A total of 5,000,000 shares were issued to the four shareholders of JST in return for 51% of the common stock of JST and an additional 1,000,000 shares were provided to JST to be used for the repayment of certain liabilities of JST. As of November 30, 1999 160,000 shares had been issued to two creditors of JST in payment of amount owed by JST to these creditors.

     N. Between May 1997 and November 30, 1999 the Company issued 12,180,259 shares of its common stock to 10 persons upon the conversion of $1,228,817 of the notes, plus accrued interest, referred to in Note E.

     O. Between May 1997 and November 30, 1999 the Company issued 523,507 shares of its common stock to 6 persons upon the exercise of certain of the warrants referred to in Note E.

      The issuance of the shares of the Company's common stock referred to in Notes A, D and H was exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission.

      The sales of the securities referred to in Notes B, C, E, F, G, I, J, K, M, and O were exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933. The shares issued in these transactions were acquired for investment purposes only and without a view to distribution. The persons that acquired these shares were fully informed about matters concerning the Company, including its business, financial affairs and other matters and acquired the securities for their own accounts. The securities referred to in this paragraph are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. Except as indicated in this Item 4 no underwriters were used and no commissions were paid in connection with the issuance of these shares.

      The issuance of the shares referred to in Notes L and N were exempt pursuant to Section 3 (a) (9) of the Securities Act of 1933. The shares issued in reliance upon the exemption provided by Section 3 (a) (9) are restricted securities as that term is defined in Rule 144 of the Securities and Exchange Commission.

Item 5.  Indemnification of Directors and Officers.

      The Delaware General Corporation Law and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                          PART F/S

                             NEW YORK REGIONAL RAIL
                          CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                        DECEMBER 31, 1998, 1997 and 1996

                          INDEX TO FINANCIAL STATEMENTS


                                                                  Page

Report of Independent Certified Public Accountants                 F-1

Consolidated Financial Statements

     Balance Sheets                                                F-2

     Statements of Operations                                      F-3

     Statement of Stockholders' Deficit                            F-4

     Statements of Cash Flows                                   F-5 - F-6

     Notes to Financial Statements                             F-7 - F-35

                        Report of Independent Accountants



To the Board of Directors
New York Regional Rail Corporation

     We have audited the accompanying consolidated balance sheets of New York Regional Rail Corporation (the "Company") at December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the fiscal 1998 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1998 and the consolidated results of operations and cash flows for each of the years in the three-year period ended December 31, 1998.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note N to the financial statements, the Company has suffered recurring losses from operations and working capital deficits that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note N. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                        Schneider Ehrlich & Associates LLP

November 30, 1999
Jericho, New York

              NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                        1998           1997
                                                        ----           ----
ASSETS
   Current assets
      Cash                                     $       8,291      $  12,429
      Accounts receivable, net of allowance
        for doubtful accounts of $13,715 and
            $13,715, respectively                    114,152         93,623
      Other current assets                            10,495         19,724
                                                   ---------        -------
 Total current assets                                132,938        125,776

   Property, plant and equipment - net             2,882,824      3,169,147

   Other assets                                      101,950        114,775
                                                ------------    -----------

   Total assets                                   $3,117,712     $3,409,698
                                                  ==========     ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT LIABILITIES
   Current liabilities
      Current maturities of long-term debt        $   46,000     $       --
      Convertible promissory notes:
           Related parties                           624,003        244,300
           Others                                     61,800         50,000
      Other short-term debt:
           Related parties                           166,327        207,876
           Others                                    787,448        901,980
      Accounts payable                               566,967        508,599
      Accrued expenses                             1,634,049      1,567,918
      Payroll taxes payable                          822,570      1,134,175
                                                  ----------      ---------
   Total current liabilities                       4,709,164      4,614,848
                                                   ---------      ---------

   Noncurrent liabilities:
      Deferred rent payable                           87,000         75,795
      Long-term debt                                 153,725             --
                                                     -------       ---------
   Total noncurrent liabilities                      240,725         75,795
                                                     -------        -------

   Total liabilities                               4,949,889      4,690,643
                                                   =========      =========

Commitments and contingent liabilities (see notes)

STOCKHOLDERS' DEFICIT
   Series A Convertible Preferred Stock,
     $.001 par value, 1,000 shares  authorized;
     no shares issued and outstanding                      --             --
   Series B
   Convertible Preferred Stock, $.001 par value,
     15,000 shares authorized; 12,680 and 180 shares
     issued and outstanding, respectively; stated
     at liquidation value                           1,268,000         18,000
   Common stock, $.0001 par value, 150,000,000
      shares authorized; 145,619,459 and
      144,512,610 shares issued and outstanding,
      respectively                                    14,562         14,451
   Additional paid-in capital                      5,000,392      4,248,864
   Accumulated deficit                            (8,115,131)    (5,562,260)
                                                  -----------    -----------

   Total stockholders' deficit                    (1,832,177)    (1,280,945)
                                                  -----------    -----------

   Total liabilities and stockholders' deficit    $3,117,712     $3,409,698
                                                  ==========     ==========


                 See Notes to Consolidated Financial Statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,


                                          1998           1997          1996
                                          ----           ----          ----

Operating revenues                    $1,178,507     $1,335,468  $1,330,990

Operating expenses                     1,002,428      1,226,524     812,793
                                       ---------      ---------     -------

Income from operations                   176,079        108,944     518,197

Administrative expenses                2,029,070      1,602,653   1,610,064
                                       ---------      ---------   ---------

Loss before other expenses            (1,852,991)    (1,493,709) (1,091,867)

Other expenses
   Interest expense                     (589,880)      (357,274)   (103,096)
   Write off of investment in EDTI            --             --    (750,000)
   Loss on disposition of equipment     (110,000)      (167,095)         --
                                        ---------     -----------  ---------

Total other expenses                    (699,880)      (524,369)   (853,096)
                                        ---------      ---------   ---------

Net loss                              (2,552,871)    (2,018,078) (1,944,963)
Preferred stock dividends                     --       (444,686)    (25,000)
                                     ------------    -----------  ----------

Net loss applicable to common stock  $(2,552,871)   $(2,462,764)$(1,969,963)
                                     ============    ==========   ==========
Per share data:
   Basic and diluted                 $     (0.02)   $     (0.02)  $   (0.02)
                                     ===========    ===========   ==========

Weighted average number of common
   shares used in basic and diluted
   loss per share                   147,930,994    128,538,466   102,103,351
                                    ===========    ===========   ===========









                 See Notes to Consolidated Financial Statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                             1998         1997         1996
                                             ----         ----         ----
Increase (decrease) in cash Cash flows
   from operating activities:
      Net loss                          $(2,552,871) $(2,018,078)$(1,944,963)

   Adjustments to reconcile net loss
     to net cash used in operating
     activities Depreciation and
     amortization                           178,232      217,369     212,479
      Write off of investment in EDTI            --           --     750,000
      Loss on disposition of equipment      110,000      167,095          --
      Common stock and options issued for
        services                            642,499      273,793     335,003
      Beneficial conversion feature of
       convertible debt                     444,150      174,552          --
      Other non-cash charges                 63,597       36,334      11,325
      Changes in operating assets and
        liabilities:
           Accounts receivable              (20,529)     (46,681)    283,120
           Other current assets               9,229       10,010      21,029
           Decrease in other assets           1,500       92,000      (8,259)
           Accounts payable                  58,368     (228,176)    167,380
           Accrued expenses                 295,224      239,418    (785,313)
           Payroll taxes payable           (311,605)    (222,417)    444,499
           Deferred rent payable             11,205       15,159      15,160
                                         ----------    --------- ------------
                  Total adjustments       1,481,870      728,456   1,446,423
                                          ---------      -------   ---------
Net cash used in operating activities    (1,071,001)  (1,289,622)   (498,540)
                                         -----------  -----------   --------

Cash flows from investing activities:
   Purchase of property, plant and
      equipment                              (1,759)     (49,020)      2,741
   Investment in EDTI                            --           --    (250,000)
                                        ------------------------    ---------

Net cash used in investing activities        (1,759)     (49,020)   (250,000)

Cash flows from financing activities:
   Convertible notes - other                325,000      264,400          --
   Convertible notes - related party        899,703      244,300          --
   Other current debt - related party       (41,549)      40,452      26,900
   Other current debt - other              (114,532)     255,913     (46,437)
   Proceeds from issuance of common
       stock                                     --           --     750,401
   Proceeds from issuance of convertible
      preferred stock                            --      484,600      25,000
                                          ---------    ---------     --------
Net cash provided by financing activities 1,068,622    1,289,665     755,864
                                          ---------    ---------     -------

Net increase (decrease) in cash              (4,138)     (48,977)      7,324
Cash at beginning of year                    12,429       61,406      54,082
                                             ------     --------      ------
Cash at end of year                          $8,291      $12,429     $61,406
                                             ======      =======     =======



                 See Notes to Consolidated Financial Statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


                                             1998         1997         1996
                                             ----         ----         ----

Supplemental cash flow information:
  Cash paid during the year for:
      Interest                           $   1,138   $      --    $      --


Non-cash transactions:

   Conversion of accounts payable to
        common stock                     $      --   $  29,518    $      --
   Conversion of debt to common stock $ 914,990 $ 339,409 $ -- Conversion of Series A Convertible
        Preferred Stock to common stock$        --   $  25,000    $      --
   Conversion of Series B Convertible
       Preferred Stock to common stock   $ 466,600   $      --    $      --













                 See Notes to Consolidated Financial Statements.

               NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
            FOR THE PERIOD FROM JANUARY 1, 1996 TO DECEMBER 31, 1998


                                    Common Stock     Preferred Series A   Preferred Series B   Additional    Accumulated
                                 Shares      Amount  Shares      Amount   Shares    Amount  Paid-in Capital   Deficit       Total
Balances at January 1, 1996    $82,496,223  $ 8,250  _____     $______   ______   $_____    $ 241,750      $(1,599,219)  (1,349,219)

Issuance of common stock in
  connection with reverse
  merger                        15,044,659    1,504                                           425,225                       426,729
Private offering of common
  stock                         12,684,615    1,269                                           749,132                       750,401
Common stock issued for
  services                       8,851,806      885                                           334,118                       335,003
Issuance of Series A
  Convertible Preferred Stock                         1,000     25,000                                                       25,000
Net loss for the year                                                                                       (1,944,963)  (1,944,963)
                                -----------    -----  -----     ------   -------   ------     -------       ----------    ----------

Balances at December 31, 1996  119,077,303   11,908   1,000     25,000       --        --   1,750,225       (3,544,182)  (1,757,049)

Issuance of Series B
  Convertible Preferred Stock                                             4,846   484,600                                   484,600

Common stock issued for
  services                       2,474,400      247                                           267,671                       267,918
Common stock issued to retire
   debt                          1,982,615      198                                            99,802                       100,000
Conversion of Series A
  Convertible Preferred Stock
  into common stock              2,785,000      279  (1,000)   (25,000)                        24,721                            --
Conversion of debt into common
  stock                          1,393,025      139                                           239,270                       239,409
Common stock issued in exchange
  for subsidiary shares         11,667,667    1,167                                         1,220,661                     1,221,828
Value assigned to beneficial
 conversion feature of
 convertible notes                                                                            174,552                       174,552
Conversion of Series B
  Convertible Preferred Stock
  into common stock              5,132,600      513                      (4,666) (466,600)    466,087                            --
Stock options issued for services                                                               5,875                         5,875
Net loss for the year                                                                                        (2,018,078) (2,018,078)
                                 ---------    ------  ------   -------    ------  -------     -------         ---------   ---------

Balances at December 31, 1997  144,512,610   14,451       --        --      180    18,000   4,248,864        (5,562,260) (1,280,945)

Common stock issued to settle
  accounts payable                 400,000       40                                            29,478                        29,518
Conversion of debt into common
  stock                         10,251,295    1,025                                           884,447                       885,472
Value assigned to beneficial
  conversion feature of
  convertible notes                                                                           444,150                        444,15
Stock options issued for services                                                              11,695                        11,695
Exercise of stock options          455,554       46                                            44,954                        45,000
Stock options issued in
  connection with convertible debt                                                             18,616                        18,616
Exchange of common stock for
  Series B Convertible Preferred
  Stock by former president    (10,000,000)  (1,000)                    12,500  1,250,000    (681,812)                      567,188
Net loss for the year                                                                                        (2,552,871) (2,552,871)
                                ----------    -----  ------  --------   ------  ---------     --------       ----------   ---------

Balances at December 31, 1998  145,619,459  $14,562     --   $     --   12,680  $1,268,000   $5,000,392    $(8,115,131) $(1,832,177)
                               ===========  =======  ====== =========   ======  ==========   ==========      ==========  ==========


                    NEW YORK REGIONAL RAIL CORPORATION AND SUBSIDIARIES
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - NATURE AND ORGANIZATION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of the Merger with New York Regional Rail Corporation

      New York Regional Rail Corporation (the Company), a Delaware corporation formerly known as Bestsellers Group, Inc. (BSLR) was incorporated on April 19, 1994 under the laws of the state of Delaware. From April 1994 through July 1995, BSLR was engaged in the purchase of various businesses in diverse markets, including gift distribution, magazine and music publishing, electronic signage technology, and product licensing. As of the date of the proposed merger, BSLR did not have operations or significant assets, as its businesses had either been discontinued, sold or were in the process of being sold, or were in the early stages of development.

      In May 1996, BSLR merged with New York Regional Rail Corporation (NYRR) pursuant to an Agreement to Exchange Stock dated May 20, 1996 by and between the BSLR and NYRR (the "Merger Agreement"). Under terms of the Merger Agreement, NYRR exchanged all of its issued and outstanding shares for 82,496,223 Company shares. After the merger, the Company owned 84.57% of the outstanding common stock of the combined entity and became the surviving corporation to the merger. In addition, the Articles of Incorporation and the Bylaws of NYRR became the Articles of Incorporation and Bylaws of the Company, the directors and officers of NYRR became the directors and officers of the Company, and the Company, the legal parent company, changed its name to New York Regional Rail Corporation. This transaction is considered a reverse merger.

      Application of reverse merger accounting results in the following:

  1. The consolidated financial statements of the combined entity are issued under the name of the legal parent, but the entity is considered a continuation of the legal subsidiary (NYRR).

  2. As NYRR is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying values.

  3. Amounts presented for periods prior to May 1996 are those of NYRR, the legal subsidiary. All shares for periods prior to May 1996 have been retroactively adjusted for the recapitalization of shares.

  4. Costs related to the transaction with the Company were expensed during 1996.

      Description of Business

      The Company operates an ICC certified railroad through its majority-owned subsidiary, New York Cross Harbor Railroad Terminal Corporation ("NYCH"). Its business is to transport rail traffic and to deliver that rail traffic via barges across New York Harbor and the East River, thus connecting the Long Island Railroad and other lines. In addition, it receives and delivers railcars at certain industrial facilities located on a ten and one-half mile stretch of partially owned and partially leased track on the Brooklyn, New York waterfront, and two and one-half miles of its own tract located at its Greenville Yard in Jersey City, New Jersey. Another majority-owned subsidiary, CH Proprietary, Inc., formerly CH Partners, Inc. ("CHP") holds title to the railroad, marine and terminal equipment used in the business. At December 31, 1998, the Company owned 93.4% and 94.5% of NYCH and CHP, respectively.

      Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, NYCH and CHP. All intercompany transactions and balances have been eliminated.

      Revenue Recognition

      The Company recognizes revenue as earned on the date of freight delivery to the consignee or other commercial carrier.

      Property, Plant and Equipment

      Property, plant and equipment are stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred.

      Depreciation and amortization is calculated using the straight-line method. The estimated depreciable lives are 5 years for machinery and equipment , 20 years for marine assets, between 10 and 40 years for track and roadbed and between 10 and 20 years for operating equipment.

      Major customers

            The Company had sales to major customers as follows:

                                                        December 31,
                                               1998        1997      1996
                                             --------    --------   -------

            Customer A                       $134,312   $419,380   $138,024
            Customer B                        544,504    428,676    351,446
            Customer C                        350,252    402,634    546,616

      Concentration of credit risk

      At December 31, 1998, 61% of accounts receivable was concentrated in one customer. Credit is extended to customers based on an evaluation of each customer's financial condition, generally without requiring collateral or other security. Due to the historical concentration of receivables and relatively small customer base, the Company could be exposed to a large loss if one of its major customers were not able to fulfill its financial obligations.

      Minority interests

      The minority interest accounts have been reduced to zero for all periods presented as a result of cumulative operating losses. Accordingly, the portion of the losses that would normally be assigned to the minority interest stockholders ("excess losses") are recognized by the Company. The Company will recognize 100% of any subsequent profits until such time as the excess losses previously recognized by the Company have been recovered.

      Beneficial conversion feature of convertible securities

      Since 1996, the Company has issued convertible debt and equity securities with nondetachable conversion features that have intrinsic value at the date of issue. In accordance with applicable accounting rules, the Company measures this beneficial conversion feature at the issue date by multiplying the number of shares into which the security can be converted by the spread between the market price of its common stock and the conversion price of the security. The resulting discount is recognized by allocating a portion of the proceeds equal to the discount to additional paid-in capital. For convertible debt securities, the discount is amortized to interest expense over the period ending on the date the security first becomes convertible. For convertible preferred stock, the discount is amortized as a dividend charge. The amount of the discount is limited to the amount of proceeds allocated to the convertible instrument.

      Income taxes

      The Company accounts for its income taxes using the liability method, which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

      Long-lived assets

      In accordance with SFAS No. 123, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company records impairment losses on long-lived assets used in operations, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

      Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

      Earnings per share

      Basic loss per share is computed using the weighted average number of shares of outstanding common stock. Diluted loss per share for the years ended December 31, 1998, 1997 and 1996 is based only on the weighted average number of common shares outstanding during each of those years, as the inclusion of 2,785,000, 7,956,680, and 30,181,881 common stock equivalents, respectively, would have been anti-dilutive. Common stock equivalents consist of stock options, warrants, convertible preferred stock, and convertible debt.

      Since  December  31,  1998,  the Company  has issued a total of  9,595,220
      shares  of  common  stock,  and  approximately   26,000,000  common  stock
      equivalents.

      Effect of recently issued accounting standards

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the new way that public enterprises report information about operating segments in annual financial statements, and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 by the Company in 1998 did not have a significant impact on the Company's current disclosures.

      In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits, which standardizes the disclosure requirements for pension and other post-retirement benefits. The adoption of SFAS No. 132 did not materially impact the Company's current disclosures.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the Balance Sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of
      (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company believes that the adoption of SFAS No. 133 on January 1, 2000 will not have a significant effect on its financial statements.

      In June 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
      (SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a significant effect on its financial statements.

   In February 1999 the Financial Accounting Standards Board issued SFAS No 135, Rescission of Financial Accounting Standards Board No. 75 (SFAS No. 75) and Technical Corrections. SFAS No. 135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

NOTE B -    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consists of the following:

                                                        1998          1997
                                                        ----          ----

            Marine equipment and dock facilities     $1,334,092  $1,334,092
            Railroad locomotive cars and equipment      215,205     215,205
            Track and related land improvements       1,210,498   1,210,498
            Idle property and equipment               1,450,000   1,450,000
            Other                                       256,165     404,256
                                                      ---------   ---------
                                                      4,465,960   4,614,051
            Less:  Accumulated depreciation           1,583,136   1,444,904
                                                      ---------------------
                                                     $2,882,824  $3,169,147
                                                      =========   =========

            Fixed assets include certain railroad operating assets acquired under a Lease and Asset Agreement dated January 20, 1993 between Consolidated Rail Corporation ("Conrail"), CRC Properties, Inc., an affiliate of Conrail ("CRCP") and NYCH. Under terms of the agreement, Conrail sold to NYCH for $1.00 all of the assets located on Conrail-owned property in Greenville, New Jersey that NYCH is renting pursuant to a 30-year lease. (See Note G). The assets, consisting principally of float bridges, roadbeds and track, and marine mooring cells, were recorded on the Company's books at the $1.00 purchase price. Based on independent valuations, the assets have an estimated current value of approximately $3,023,000.

            In the event that it cancels or otherwise terminates the lease, the Company will be obligated to remove the assets from the property. Conrail, however, may elect at its sole option to repurchase the assets for $1.00, in which case the Company would be relieved of the removal obligation.

            Idle property and equipment includes i) three of the Company's four carfloat barges with an original cost of $875,000 (net book value of $611,170), which have been idle since 1995. The barges are in working order but were taken out of service due to unfavorable business conditions. Two of the barges were returned to service in 1999; ii) terminal infrastructure with an original cost of $425,000 ( net book value of $212,500) located at an idle terminal which the Company plans to re-open; and iii) three locomotives with an original cost of $150,000 (net book value of $51,097), which require repair work. Depreciation expense totaled $178,232, $217,369 and $212,479 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE C -    PAYROLL TAXES PAYABLE

            Payroll taxes payable includes overdue federal, state and local taxes, plus estimated penalties and interest. In 1999, the Company paid approximately $510,000 in settlement of various outstanding federal payroll tax liabilities, and received a refund from the Internal Revenue Service ("IRS") of approximately $80,000 for overcharges. Also in 1999, the Company filed approximately $165,000 of additional federal penalty abatement claims. The IRS has not yet decided on these claims.

NOTE D -    ACCRUED EXPENSES

      Accrued expenses consist of the following:

                                                            December 31,
                                                        1998        1997

            Property taxes - City of New York        $  398,700  $  377,896
            Property taxes - New Jersey                 236,390     145,745
            Reserve for contingencies                   234,000     234,000
            Other accrued expense                       764,959     810,277
                                                      ---------   ---------
            Total                                    $1,634,049   $1,567,918
                                                      =========    =========

            The Company is involved in a long-standing dispute with the City of New York over property tax assessments dating back to 1984 (see Note
            I).

            New Jersey property tax accruals as of December 31,1998 cover the periods from 1996 to 1998, and include interest of approximately $47,000.

NOTE E -    SHORT-TERM DEBT

      A.  Convertible Notes Payable

                                                         1998        1997
            Related party lenders:

            Private investor                           $289,003    $184,300
            Former president                             40,000
            Former officer/wife of former president     200,000      60,000
            Private investment company                   45,000
            Stockholder in private investment company    50,000     _______
                                                        -------
                                                       $624,003    $244,300

      Private investor

            Note payable issued in 1997 in the original amount of $184,300 bearing interest at 10% per annum with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, one additional share of common stock for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration. In 1998, the noteholder converted $47,262 of loan principal into 630,160 shares of common stock, and received an option to purchase an additional 630,160 shares for $.12 per share. In consideration of extending the loan, the Company increased the ratio of the remaining contingent option to 1.5 shares for each share acquired on conversion, effective in 1999. Additional note principal of $100,000 was converted into 1,333,333 shares of common stock in January 1999, which entitled the noteholder to an option to purchase an additional 2,000,000 shares at $.12 per share.

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 56,250 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party , or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 59,624 shares on the same terms as the initial option. In the event of conversion, the revised note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            Note payable in the amount of $101,965 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            During 1998, the private investor converted additional loan principal and accrued interest of $52,084 into 458,744 shares. As a result of the conversions, the lender received options to purchase 114,944 shares for $.25 per share.

      Former president

            Note payable in the amount of $40,000 bearing interest at 10% per annum and due March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

      Former officer/wife of former president

            Note payable issued in 1997 in the amount of $60,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.075 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. Note principal of $25,000 was converted into 333,333 shares of common stock in January 1999.

            Note payable in the amount of $25,000 bearing interest at 10% per annum, with an original maturity of December 31, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.20 per share, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

            Note payable in the amount of $35,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 46,375 shares on the same terms as the initial option.

            Note payable in the amount of $80,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion.

      Private investment company

            Note payable in the amount of $45,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 43,750 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 72,500 shares on the same terms as the initial option. In the event of conversion, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            During 1998, the private investment company converted additional loan principal and accrued interest of $448,565 into 5,348,752 shares. As a result of the conversions, the lender received warrants to purchase the following: 1,250,000 shares for $.12 per share, 550,000 shares for $.15 per share, 1,250,000 shares for $.20 per share, and 178,292 shares for $.25 per share. The warrants are exercisable through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

      Stockholder in private investment company

            Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of March 31, 1999. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. In the event of conversion, the note grants an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

      Other lenders:

                                                          1998         1997

            a) Note payable                          $    -         $50,000
            b) Note payable                              50,000
            c) Note payable                              11,800          --
                                                         ------    --------
          Total                                         $61,800     $50,000
                                                         ======      ======

            a) Note payable in the amount of $50,000 bearing interest at 10%. The note principal and accrued interest were converted into 744,013 shares in 1998.

            b) Note payable in the amount of $50,000 bearing interest at 10% per annum, with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The original note contained a detachable option to purchase 62,500 shares at the lower of $.20 per share or 90% of the average closing price of the common shares for the five trading days preceding the date of conversion through January 31, 1999. In consideration of extending the loan, the Company added a conversion feature entitling the noteholder to convert the debt into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The Company also granted an additional option to purchase 66,250 shares on the same terms as the initial option. In the event of conversion, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            c) Note payable in the original amount of $25,000 bearing interest at 10% per annum with an original maturity of September 30, 1998. Due date extended at various times, with current maturity of December 31, 1999. The note is convertible into shares of common stock at the lower of $.08 per share, based on the lowest debt conversion price subsequently offered to a third party, or 90% of the average closing bid price of the common shares for the five trading days preceding the date of conversion. The noteholder converted $14,166 of note principal and accrued interest into 127,059 shares during the year, which entitled him to receive an option to purchase 31,765 additional shares for $.25 per share. In consideration of extending the balance of the note, the revised note grants the noteholder an option to purchase for $.12 per share, as adjusted, three-quarters additional share of common stock, as adjusted, for each share acquired upon conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

     B. Other Current Debt

                                                             1998        1997
        Related parties:

        Unsecured noninterest-bearing advances from a
        Company attorney; due on demand.                   $   --     $  9,501

        Notes  payable  at 10%  per  annum  due to the
        wife  of the  former  president,  maturing in
        2000; collateralized by accounts receivable of
        NYCH. Currently in default.                        67,446       67,446

        Unsecured noninterest-bearing advances from the
        Company's former president; due on demand.         98,881      130,929

            Total                                        $166,327     $207,876
                                                         ========     ========


                                                          1998        1997
            Other lenders:

            a) Loan payable - factor                   $359,468    $474,000
            b) Notes payable - investors                234,209     234,209
            c) Loans payable - investors                 77,500      77,500
            d) Loan payable - vendor                     63,000      63,000
            e) Loan payable - former consultant          53,271      53,271
                                                        -------     -------
            Total                                      $787,448   $901,980
                                                        =======    =======

            a) Loan payable under an expired factoring agreement. The balance includes net advances, estimated interest charges , and surcharges assessed by the factor when the Company failed to meet minimum financing levels. The factor has maintained a security interest in substantially all of the Company's assets, and has attempted unsuccessfully to recover the loan balance through litigation in New Jersey (see Note I). The Company has accrued the asserted claim, but believes the charges are excessive and is attempting to settle the matter.

            b) Notes bearing interest at 10% per annum and maturing in 2000; collateralized by accounts receivable of NYCH. Currently in default.

            c) Unsecured noninterest bearing loans, due on demand. One loan, for $50,000, was repaid in 1999.

            d) Unsecured loan payable to a vendor for track maintenance; noninterest-bearing and due on demand. The Company settled with the vendor in 1999 (See Note I).

            e) Unsecured loan payable to Ameril Group; no set repayment terms or interest rate. This loan is currently the subject of litigation (See
            Note I).

NOTE F -    LONG-TERM DEBT

            Note in the amount of $199,725 payable to the Seafarers Union for dues arrears; a lump sum payment of $25,000 due June 1999 with monthly payments of $3,500 thereafter beginning July 1999 through August 2003. Interest is payable at 5% per annum.

            Maturities of long-term debt are as follows:

                     Year ending
                    December 31,

                        1999                                       $ 46,000
                        2000                                         42,000
                        2001                                         42,000
                        2002                                         42,000
                        2003                                         27,725
                                                                    -------
                                                                   $199,725

NOTE G -    LEASE COMMITMENT

            The lease portion of the 1993 Agreement signed with Conrail (see Note B) provides a 30-year land lease to the Company for the use of Conrail's railroad operating property and water rights in Greenville, New Jersey. The agreement contains rent concessions early in the lease term, but eventually requires the Company to pay a maximum of 10% of the fair market rent, determined on the basis of an average of appraised values supplied by independent appraisers selected by each party.

            To date, Conrail Shared Assets Operation ("CSAO"), the successor to Conrail, has not submitted its appraisal of the leased property. Accordingly, the Company has computed its rent expense based on the results of its own appraisal and its interpretation of the terms and conditions of the lease. While the Company has used its best efforts to retain a professional appraiser with knowledge of the property and related market values, Conrail's appraisal could be higher than the Company's, resulting in additional rent expense.

            Rent expense under the lease has been recognized on a straight-line basis to account for the rent concessions provided during the lease term, resulting in a deferred rent liability of $87,000 as of December 31, 1998.

            Estimated future minimum lease payments under this lease as of December 31, 1998 are as follows:

                     Year ending
                    December 31,

                        1999                                       $ 16,961
                        2000                                         20,916
                        2001                                         24,870
                        2002                                         28,825
                        2003                                         28,825
                     Thereafter                                     547,675
                                                                   --------
                                                                   $668,072

            NYCH leases its Bush  Terminal  property in Brooklyn,  New York from
            the  Economic  Development   Corporation  of  New  York  City  on  a
            month-to-month basis at $2,200 per month.

            Aggregate rent expense for each of the years ended December 31, 1998, 1997 and 1996 was $50,611, respectively.

NOTE H -    EMPLOYMENT AGREEMENT

            In January 1998, the Company entered into an employment agreement with the president of NYCH expiring December 31, 2001. The agreement provides for an annual salary of $75,000 plus customary fringe benefits, and a grant of 1,000,000 shares of the Company's common stock. The shares, when issued, will be subject to an as yet undetermined vesting schedule.

NOTE I -    LEGAL MATTERS AND OTHER CONTINGENCIES

            The City of New York ("plaintiff") has brought suit against the Company, NYCH, and its former President in U.S. District Court, Eastern District of New York for the purpose of recovering the cost of removal and cleanup of certain hazardous substances and petroleum. The suit alleges that certain parties were instructed by the Company to dispose of the substances in an illegal manner. The plaintiff is seeking recovery of approximately $600,000 which it claims to have spent on the investigation and cleanup of the alleged disposal, as well as all future investigation and cleanup costs and the cost of this litigation. The Company intends to vigorously defend this action. The lawsuit is presently in the early stages of discovery; accordingly the ultimate resolution of this matter is not ascertainable at this time.

            The Company was named in a lawsuit by its former factoring agent ("plaintiff"), which seeks approximately $360,000 allegedly due it for uncollected accounts receivable, factoring fees, and surcharges for the Company's failure to meet certain predetermined minimum factoring levels. The claim is based on a factoring agreement between the parties dated December 1995. In March 1999, the case was dismissed in New Jersey Superior Court. The plaintiff has the right to file for arbitration in New York, but has not yet done so. The Company is attempting to negotiate a settlement with the plaintiff and believes, but cannot give assurance, that a settlement will be reached. The Company has accrued the plaintiff's claim as a current liability in its financial statements.

            In June 1997, the Company filed a complaint in U.S. District Court, Eastern District of New York against Conrail, claiming that Conrail violated federal antitrust laws by adopting policies and procedures which were designed to restrain trade and undermine interstate commerce. The suit further alleges that Conrail established a systematic policy of offering predatory and preferential rates for shippers to move freight on Conrail through its Albany route, thereby re-routing rail traffic away from the Company. The Company is seeking damages of $901 million. The court declined Conrail's request for a dismissal, and required that the Company's claims be heard by an arbitrator. Pending arbitration, the Company is exploring the possibility of a settlement with CSX Transportation ("CSXT") and Norfolk Southern Railroad ("NSR"), the acquirers of Conrail. The Company cannot give any assurance that discussions with CSXT or NSR will lead to a settlement of the claims.

            In February 1998, the Company was named in a suit filed in federal district court by a former consultant to BSLR ("plaintiff"). The suit claims that the Company failed to make certain payments for services rendered and reimbursement for certain funds advanced to BSLR prior to the reverse merger (See Note A). The plaintiff is seeking recovery of approximately $250,000. The Company believes this claim is without merit and intends to vigorously defend it. The plaintiff's motion for summary judgment was denied by the court. The ultimate resolution of this matter is not ascertainable at this time. The Company has recognized a liability of approximately $53,000 relating to this matter.

            The Company is also a party to routine claims and suits brought against it in the ordinary course of business. Some of these matters are covered by insurance. In the opinion of management, the outcome of these claims is not expected to have a material adverse effect on the Company's business, financial condition, or results of operations. The Company has established a reserve of $234,000 for the estimated costs of litigation and settlements.

            The City of New York has billed the Company in excess of $3,200,000 for property taxes dating back to 1984. The Company claims that the tax assessments are for the most part erroneous because they relate either to real property that the Company does not own or lease, or to property which is not subject to the real property tax. The Company further claims that New York City taxing authorities have assessed taxes based on flawed valuations, resulting in substantial overcharges. The New York State Board of Equalization and Assessment has proposed significant reductions to these valuations, subject to the approval of the New York City Corporation Counsel. Preliminary negotiations are underway between the Company's representatives, the New York City Real Estate Tax Assessor, and the Corporation
            Counsel's  office.  Pending a  settlement  of the tax  arrears,  the
            Company has recorded a liability on its books of $398,700, representing the tax due on the Bush Terminal property, the only parcel currently used in the rail operations. Management expects, but cannot give assurance, that the outstanding liabilities will be settled for a lesser amount.

NOTE J -    CAPITAL TRANSACTIONS

            In May 1996, the Company sold 12,684,615 shares of common stock in a private offering at prices ranging from $.05 to $.08 per share. The offering raised proceeds of $805,000 before offering costs of $54,600.

            In November 1996, the Company's board of directors authorized the issuance of up to 1,000 shares of a Series A Convertible Preferred Stock with the following features:

            Par value:      $.001 per share
            Dividends:      $1.50 per share payable annually out of legally
                            available  funds; unpaid dividends to be cumulative.
            Voting rights:  None
            Conversion feature: Shares  are  convertible  on the basis of 2,785 shares of common stock for each preferred share.

            In December 1996, the Company sold 1,000 Series A shares to an investor for $25,000, or $25 per share. The investor converted the preferred shares into 2,785,000 common shares in May 1997. In connection with the offering, the Company recorded a $25,000 dividend to reflect the value of the beneficial conversion feature of the preferred shares. Due to the lack of accumulated earnings, the dividend was charged to additional paid-in capital.

            During 1996, the Company issued a total of 4,551,806 shares to employees, including 1,000,000 shares to the Company's then president and Chairman, in consideration of services rendered. The Company also issued a total of 4,300,000 shares to various consultants for services rendered. These shares were valued at their fair value on the date of issuance resulting in a noncash charge to income of $335,003.

            In January 1997, the Company's board of directors authorized the issuance of up to 5,250 shares of a Series B Convertible Preferred Stock with the following features:

            Par value:     $.001 per share
            Dividends:     Annual dividend of $9.00 per share payable annually
                           out of legally available funds; unpaid dividends to
                           be cumulative.
            Voting rights: None
            Liquidation preference: $100 per share
            Conversion  feature:    Shares  are  convertible  on the basis of
                                    1,100 shares of common stock for each
                                    preferred share at any time after June 30, 1997.

            In May 1997, the Company raised proceeds of $484,600, or $100 per share in an offering of 4,846 Series B shares. In connection with the offering, the Company recorded a dividend of $444,686 to reflect the value of the beneficial conversion feature. Due to the lack of accumulated earnings, the dividend was charged to additional paid-in capital. A total of 4,666 shares were converted into 5,132,600 shares of common stock during the year.

            During 1997, a total of $239,409 of note principal and accrued interest was converted into 1,393,025 shares of common stock.

            In November 1997, the Company issued 500,000 common stock purchase warrants to an attorney for services rendered. The warrants are exercisable at $.09 per share for a two-year period expiring on December 31, 1999. The Company valued the warrants at $5,875 using the Black-Scholes option pricing model, and charged this amount to 1997 operations. The warrantholder purchased 388,888 shares in October 1998 by applying $35,000 of accrued legal fees towards the exercise price. The remaining 111,112 shares were purchased in May 1999.

            In December 1997, a group of investors converted debt in NYCH valued at $1,221,828 into a combination of NYCH common and preferred shares, and simultaneously exchanged the subsidiary shares into 11,667,667 shares of the Company's common stock representing an equivalent value.

            During 1997, the Company issued a total of 1,982,615 shares of common stock in satisfaction of various loans valued at $100,000.

            During 1997, a total of 2,474,400 shares of common stock were issued to various consultants and vendors for services to the Company during the year. These shares were valued at their fair market value on the date of issuance resulting in a noncash charge to income of $267,918.

            During 1997, the Company recorded an increase in additional paid-in capital of $174,552 to reflect the value of the beneficial conversion feature of certain convertible debt. The offsetting interest charge was expensed to operations.

            During 1998, the Company issued 10,251,295 shares of common stock on conversion of $885,472 of convertible debt principal and interest.

            In connection with the issuance of certain convertible debt in 1998, the Company granted six-month detachable options to purchase 275,000 shares of common stock for the lower of $.20 per share or 90% of the average common stock closing price for the five days preceding the exercise date. Holders of these notes who agreed to extend the maturity date of their loans received a second one-year option grant to purchase a total of 246,437 shares on the same terms as the initial grant. The options were valued at $18,616. All of the options were exercised in January 1999 at an exercise price of $.11.

            In 1998, the Company issued 400,000 shares of common stock to a contractor in payment of repair work valued at $29,518.

            In March 1998, the Company issued 200,000 common stock purchase warrants to an attorney for services rendered. The warrants are exercisable at $.15 per share for a twenty-month period through December 31, 1999. The Company valued the warrants at $11,695 using the Black-Scholes option pricing model and expensed this amount in its 1998 financial statements. The warrantholder purchased 66,666 shares in May 1998 by applying $10,000 of accrued legal fees towards the exercise price.

            In December 1998, the former president of the Company returned to treasury 10,000,000 shares of common stock in exchange for 12,500 shares of Series B Convertible Preferred Stock. The Company's board of directors had approved an increase in the number of authorized Series B shares to 15,000 prior to the transaction. Based on the conversion rate of the Series B shares, the stockholder is entitled to convert his preferred shares into 13,750,000 shares of common stock. The Company assigned a value of $567,188 to the 3,750,000 additional common shares based on the per share trading price on the date of exchange. This amount was recorded as an increase in additional paid-in capital with an offsetting compensation charge to 1998 operations. The Company canceled the 10,000,000 treasury shares upon receipt and charged the $1,250,000 value assigned to those shares to additional paid-in capital.

            During 1998, the Company recorded an increase in additional paid-in capital of $444,150 to reflect the value of the beneficial conversion feature of certain convertible debt. The offsetting interest charge was expensed to operations.

            In connection with the issuance of convertible debt in 1997 and 1998, the Company provided to certain noteholders nondetachable options to purchase additional shares upon conversion of their debt. The total number of shares subject to a contingent option grant is stated either as a fixed number or is based on a percentage of shares acquired by the noteholder on conversion. During 1998, an option to purchase 630,160 shares at $.12 per share was granted to a related party upon conversion of his debt. As of December 31, 1998, there were 5,264,147 additional shares subject to contingent options at exercise prices ranging from $.12 to $.18 per share, of which 5,026,420 shares were subject to contingent options issued to related parties.

NOTE K -    INCOME TAXES

            The Company has not recorded any provision for federal and state income taxes through December 31, 1998. The actual tax expense for 1998, 1997 and 1996 differs from "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to income before income taxes) as follows:

                                                    Years ended December 31,
                                               1998        1997          1996

     Computed "expected"tax benefit        $(868,000)   $(686,000)    $(661,000)
     State income tax benefit, net of
       federal income tax benefit           (153,000)    (121,000)     (117,000)
     Change in valuation allowance
       for deferred tax assets allocated
       to income tax expense                  782,000     531,000       634,000
     Permanent differences                    239,000     276,000       144,000
                                             --------    --------      --------
                                             $     -    $      -       $     -
                                             =======     ========      =======

            The sources and tax effects of temporary differences giving rise to the Company's deferred tax assets (liabilities) at December 31, 1998 and 1997 are as follows:

                                                             1998        1997

  Current:
Accruals and reserves                                    $ 151,000   $ 124,000
   Other                                                     5,000       5,000
                                                          --------   ---------
                                                           156,000     129,000
Valuation allowance for net current deferred tax asset    (156,000)  (129,000)
                                                           --------   --------
Total net current deferred tax asset                      $     --   $      --
                                                          ========   =========

 Noncurrent:
Net operating losses                                    $2,886,000  $2,149,000
Property, plant and equipment                              (86,000)    (99,000)
Deferred rent                                               35,000      30,000
                                                         ----------  ---------
                                                         2,835,000   2,080,000
            Valuation allowance for net noncurrent
               deferred tax asset

           (2,835,000) (2,080,000)

            Total net noncurrent deferred tax asset      $      --   $      --
                                                         =========   ==========

            As a result of significant pretax losses in 1998, 1997 and 1996, management cannot conclude that it is more likely than not that the deferred tax asset will be realized. Accordingly, a valuation allowance has been established against the total net deferred tax asset for all periods presented. The Company has net operating losses of approximately $7,200,000 available to offset future taxable income. The losses expire at various dates ranging between 1999 and 2018. Utilization of these losses may be limited based on IRS and state change-of-ownership rules.

            The Company and its subsidiaries file separate federal and state income tax returns.

NOTE L -    COLLECTIVE BARGAINING AGREEMENT

            NYCH has entered into a collective bargaining agreement with the local chapter of the Seafarers Union and United, Industrial, Service, Transportation, Professional and Government Workers of North America, covering those employees in the transportation and delivery of rail traffic. This agreement covers 100% of the non-management employees associated with NYCH. The contract presently runs year-to-year and was renewed through December 31, 1999.

NOTE M -    WRITE-OFF OF INVESTMENT IN EDTI

            As a condition of the Company's reverse merger, and based upon representations made by BSLR management, BSLR's wholly owned subsidiary Electronic Display Technologies, Inc. (EDTI) was sold to two former officers and directors of the Company in exchange for convertible preferred stock of EDTI. The preferred stock was valued at $500,000, BSLR's original investment in EDTI. EDTI was a development stage Company involved in the development of technology for electronic signage. As a further condition, the Company was required to capitalize the entity with an equity contribution of $250,000. These funds were to be used for the completion of the technology and for the initial production of inventory. This funding occurred on June 6, 1996. Shortly thereafter it became apparent that the management of EDTI was unable to achieve certain milestones in accordance with its business plan. In addition, EDTI management was unable to provide an accounting regarding the use of funds, prospective contracts or the status of product development. Numerous requests for information were made by management in an attempt to determine the status of the Company's investment, all without success.

            In December 1996, management determined that the investment in EDT was impaired and required a complete write-off. Management is contemplating legal action in an effort to recover the Company's investment.

NOTE N -    GOING CONCERN

            During the year ended December 31, 1998, the Company experienced, and continues to experience, certain liquidity problems. As indicated in the consolidated financial statements, the Company has incurred substantial operating losses in recent years, including a net loss of approximately $2,553,000 in 1998, and its consolidated financial position reflects a working capital deficiency of approximately $4,576,000 at December 31, 1998. Operating losses and cash flow deficits are continuing. In addition, the Company continues to be delinquent in payments to various trade creditors and taxing authorities. These delinquencies could ultimately lead to asset liens and seizures. The Company is also involved in litigation and other disputes whose outcome is uncertain, but for which the Company would likely require financial assistance from outside sources in the event of a material adverse monetary judgment.

      Management's plan with respect to these matters encompass the following actions:

            1.  Anticipated Increase in Rail Revenue

                The acquisition of Conrail in 1999 by CSXT and NSR has led to a more open, competitive market for freight service in the New York metropolitan area. In 1999, the Company entered into new interchange agreements with CSXT, NSR and Canadian Pacific Railroad. Given the improved business environment, these agreements are expected to lead to a significant increase in rail revenue. Also in 1999, the Company signed a transportation contract with a major local food producer and has agreements pending with two waste hauling companies.

            2.  New Financing

                The Company has raised $1,724,000 of additional financing in 1999 through the issuance of convertible notes. The proceeds of the notes have been used to pay accrued liabilities, to provide working capital for current operations, and to fund infrastructure improvements. (See Note P).

            3.  Business Acquisition

          In April 1999, the Company issued 6,000,000 shares of common stock to acquire a 51% interest in J. S. Transportation, Inc. (JST), a short haul regional trucking company specializing in the transportation and disposal of municipal solid waste (See Note P). JST is expected to provide operating cash flow to the combined business.

            Management cannot provide any assurance that its plans will be successful in alleviating the Company's liquidity position and bringing the Company to the point of sustained profitability. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE O -    VALUATION AND QUALIFYING ACCOUNTS

                                                        December 31,
                                               1998        1997       1996

            Balance - beginning of year     $ 13,715     $     -   $  60,001
            Charged to expense                38,224      13,715      43,544
            Write-offs, net of recoveries    (38,224)         --    (103,545)
                                             -------     --------    --------
            Balance, end of year            $ 13,715     $13,715    $      -
                                             =======      ======    ========

NOTE P -    SUBSEQUENT EVENTS

            In January 1999, the board of directors approved option grants to three employee members of the board of directors for services rendered to the Company in 1998. The current president, the former president, and his wife each received a two-year option to purchase 500,000 shares at $.12 per share. The spread between the stock price and the exercise price on the date of grant of $54,300 was accrued in 1998 as a compensation cost.

            In January 1999, the Company issued 350,000 shares of common stock to its attorneys in payment of past services valued at $31,638. The value of the services was accrued in 1998.

            In January 1999, various noteholders exercised options to purchase 521,437 shares of common stock for $.11 per share.

            In February 1999, the Company completed a $300,000 financing of convertible notes. The notes bear interest at 10% per annum and are convertible at the lower of $.08 per share or 90% of the average closing price for the five days preceding the date of conversion. In the event of conversion, the noteholder will receive an option to purchase for $.12 per share, three-quarters of an additional share of common stock, as adjusted, for each share acquired in the conversion through the later of December 31, 1999 or 90 days from the effective date of an SEC stock registration.

            In April 1999, the Company purchased a 51% interest in JST in exchange for 5,000,000 shares of unregistered common stock, and escrowed an additional 1,000,000 shares to settle outstanding JST liabilities. JST, formed in 1998, is a regional trucking company in the business of short-haul freight transportation and landfill management. Related parties owned a combined 70% interest in JST prior to the acquisition. The transaction will be accounted for as a purchase.

            During 1999, the Company completed a $1,424,000 financing of convertible notes. The notes bear interest at the rate of 10% per annum and are convertible at the lower of $.14 per share, or 90% of the average closing price of the common stock for the ten trading days preceding the date of conversion. The notes also contain a contingent option provision granting the noteholder one-half share of common stock for every share acquired on conversion of the note. The contingent options are exercisable at $.18 per share and expire on the later of April 30, 2000 or 90 days following the effective date of an SEC registration of the Company's common stock. The note proceeds were used to pay accrued liabilities, purchase fixed assets, and provide operating capital.

            In May 1999, the Company entered into three-year employment agreements with two officers. The agreements provide for annual salaries of $60,000 and $37,000, respectively, plus customary fringe benefits. One of the employees is a former Company director.

            In August 1999, the Company granted two-year options to purchase up to 1,900,000 shares of common stock for $.40 per share to two consultants. A total of 500,000 vested immediately for services previously performed; the balance of the options vest in accordance with a schedule of services to be rendered over a two-year period.

            In September 1999, the Company settled a $63,000 debt owed to a vendor for track maintenance by the issuance of 200,000 shares of common stock valued at $33,000,and a $30,000 unsecured promissory note bearing interest at 10% per annum. The note is convertible into common stock at the lower of $.55 per share or 90% of the average closing price of the common shares for the ten trading days preceding the date of conversion. In the event of conversion, the noteholder will be entitled to an option to purchase for $.75 per share, an additional one-half share for every share of common stock acquired on conversion through December 31, 2000. The note matures on August 31, 2000.

            In September 1999, the Company filed a certificate of amendment with the State of Delaware authorizing an increase in the number of common shares to 200,000,000, and an increase in the number of preferred shares to 1,000,000.

            In September 1999, the Company granted options to purchase 500,000 shares of common stock to the law firm in which its general counsel is a partner. The options are exercisable at the lower of $.40 per share or 90% of the average closing price of the common shares for the ten days preceding the date of exercise. Options to purchase 300,000 shares were issued for services rendered prior to the grant; the balance is for future services. The firm purchased 300,000 shares at $.40 by applying $120,000 of accrued legal fees towards the exercise price.

            In September 1999, the Company granted to consultants options to purchase 250,000 shares at $.68 per share and 250,000 shares at $.85 per share.

                                    PART III

Index to Exhibits

Exhibit 2   Plan of Acquisition, Reorganization, Arrangement,
            Liquidation, etc.                                          None

Exhibit 3   Articles of Incorporation, as amended, and Bylaws          _____

Exhibit 4   Instruments Defining the Rights of Security Holders

      4.1   Incentive Stock Option Plan                                _____

      4.2   Non-Qualified Stock Option Plan                            _____

      4.3   Stock Bonus Plan                                           _____

      4.4   Designation of Series B Preferred Stock                    _____

Exhibit 9   Voting Trust Agreement                                     None

Exhibit 10  Material Contracts                                         None

Exhibit 21  Subsidiaries of the Registrant                             _____

Exhibit 27  Financial Data Schedule                                    _____

                                   SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEW YORK REGIONAL RAIL CORPORATION



Date: _____________________         By: _____________________________________
                                            W. Robert Bentley, President


                                    By: _____________________________________
                                           Ira Levy, Chief Financial Officer